Form of Proxy - Annual General Meeting to be held on 31 July 2013 Kindly Note: This form is issued only to the addressee(s) and is specific to the unique designated account printed hereon. This personalised form is not transferable between different: (i) account holders; or (ii) uniquely designated accounts. The Company and Computershare Investor Services (Jersey) Limited accept no liability for any instruction that does not comply with these conditions. Explanatory Notes: 1. Every holder has the right to appoint some other person(s) of their choice, who need not be a shareholder, as his proxy to exercise all or any of his rights, to attend, speak and vote on their behalf at the meeting. If you wish to appoint a person other than David W Mann, failing whom, Sally J Rau or, failing whom, Surash Patel please insert the name of your chosen proxy holder in the space provided (see reverse). If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder's name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. If returned without an indication as to how the proxy shall vote on any particular matter, the proxy will exercise his discretion as to whether, and if so how, he votes (or if this proxy form has been issued in respect of a designated account for a shareholder, the proxy will exercise his discretion as to whether, and if so how, he votes). 2. To appoint more than one proxy, an additional proxy form(s) may be obtained by contacting the Registrar's helpline on 0870 707 4040 or you may photocopy this form. Please indicate in the box next to the proxy holder's name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by marking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope. 3. The 'Vote Withheld' option overleaf is provided to enable you to abstain on any particular resolution. However, it should be noted that a 'Vote Withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution. 4. Pursuant to Article 40 of the Companies (Uncertificated Securities) (Jersey) Order 1999, entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the Register of Members of the Company at close of business on the day which is 48 hours before the day of the meeting. Changes to entries on the Register of Members after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting. 5. To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer's agent (ID number 3RA50) not later than 48 hours before the time appointed for holding the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer's agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Article 34 of the Companies (Uncertificated Securities) (Jersey) Order 1999. 6. The above is how your address appears on the Register of Members. If this information is incorrect please ring the Registrar's helpline on 0870 707 4040 to request a change of address form or go to www.investorcentre.co.uk/je to use the online Investor Centre service. 7. Any alterations made to this form should be initialled. 8. The completion and return of this form will not preclude a member from attending the meeting and voting in person. To be effective, all proxy appointments must be lodged with the Company’s Registrars at: c/o The Pavilions, Bridgwater Road, Bristol BS99 6ZY by 29 July 2013 at 2.00 pm. All Correspondence to: Computershare Investor Services (Jersey) Limited c/o The Pavilions, Bridgwater Road, Bristol, BS99 6ZY 111625_56332_RUN_ONS/000001/000001/SG151/i Velti Plc

Form of Proxy

Please complete this box only if you wish to appoint a third party proxy other than David W Mann, failing whom, Sally J. Rau or, failing whom, Surash Patel.
Please leave this box blank if you want to select D W Mann, failing whom, S J Rau or, failing whom, S Patel. Do not insert your own name(s).

I/We hereby appoint David W Mann, failing whom, Sally J Rau or, failing whom, Surash Patel OR the person indicated in the box above as my/our proxy to attend, speak and vote in respect of my/our full voting entitlement* on my/our behalf at the Annual General Meeting of Velti Plc to be held at **the offices of Mourant Ozannes located at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands** on 31 July 2013 at **2.00 pm**, and at any adjourned meeting.

* For the appointment of more than one proxy, please refer to Explanatory Note 2 (see front).

☐ Please mark here to indicate that this proxy appointment is one of multiple appointments being made.

Please use a **black** pen. Mark with an **X** inside the box as shown in this example. ☒

Ordinary Resolutions	For	Against	Vote Withheld
1. To receive the Company's accounts for the year ended 31 December 2012 together with the auditors' report on those accounts.	☐	☐	☐
2. To re-elect David W. Mann as a director of the Company.	☐	☐	☐
3. To re-elect David C.D. Hobley as a director of the Company.	☐	☐	☐
4. To re-appoint Baker Tilly Virchow Krause, LLP as auditors of the Company.	☐	☐	☐
5. To authorize the board to determine the remuneration of the auditors.	☐	☐	☐
Special Resolution			
6. To approve the proposed amendment to the Velti plc Memorandum of Association to increase the authorized share capital.	☐	☐	☐

I/We instruct my/our proxy as indicated on this form. Unless otherwise instructed the proxy may vote as he or she sees fit or abstain in relation to any business of the meeting.

Signature

Date

DD / MM / YY

In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an attorney or officer duly authorised, stating their capacity (e.g. director, secretary).

H725 03 VLTJ